Filed by DIRECTV pursuant to Rule 425 under the Securities Act and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

Subject Company: DIRECTV

Commission File No.: 001-34554

The following communication was distributed to certain of DIRECTV's business partners:

This message is from Mike Wittrock, Senior Vice President of Sales & Distribution.

Dealer Partners,

By now, you have heard the great news that DIRECTV has entered into a definitive agreement with AT&T to acquire our company. I'd like to share my feelings on how it opens up a world of opportunity for the company and especially for your business.

The DIRECTV/AT&T union truly combines unique assets - the world's best video provider, a best-in-class nationwide mobile network and high-speed broadband in what will be 70 million homes. This powerful combination will provide even more ways for your business to branch out into additional revenue streams.

In addition and as part of this merger, AT&T will expand its plans to build and enhance high-speed broadband service utilizing a combination of technologies including fiber to the premises and fixed wireless local loop capabilities to 15 million homes in mostly rural areas. I don't need to tell you the kind of opportunity this will create for our local dealers' businesses.

The transaction between the two companies is expected to close within approximately 12 months. Until that time, nothing changes for your business and we remain separate companies. I want you to keep doing everything that has made you successful and in turn, we will likewise remain committed to being a great business partner. Delivering our best over the next year will ensure that we're in a strong position as we evolve into the combined company.

You have my word that we will do our best to remain transparent and keep you informed. To that end, we have already received a number of questions and comments about what effect this merger will have on the dealer channels. To help you better understand, a PDF is attached with FAQs that answer the most frequent questions from all of you. We know there will be more questions along the way, so if you have additional questions about the merger, please reach out to your Dealer Council, ASM or Distributor Partner.

Rest assured, everyone at DIRECTV understands times like this can lead to feelings of uncertainty about the future. Please know that as far as your business is concerned, this is a win-win. One of the most important things to understand is that AT&T has made this strategic decision because they recognize that we are the premier video provider with the best customer experience and a world-class team, which includes our Dealer Partners in every channel. As I've said on many occasions in writing and in person, the success of DIRECTV would not be possible without your dedication and expertise. AT&T knows this.

The future holds much promise. For now, let's remain focused on what we do best…delivering the best customer experience and entertainment value in the industry.

As always, I am grateful for everything you do to make our collective business the best in the industry.

Sincerely,

Mike Wittrock

Cautionary Language Concerning Forward-Looking Statements

Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed merger between DIRECTV and AT&T, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  These estimates and statements are subject to risks and uncertainties, and actual results might differ materially. Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company's plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of DIRECTV and AT&T and are subject to significant risks and uncertainties outside of our control.

Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (2) the risk that DIRECTV stockholders may not adopt the merger agreement, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the proposed merger may not be satisfied in a timely manner, (5) risks related to disruption of management time from ongoing business operations due to the proposed merger, (6) failure to realize the benefits expected from the proposed merger and (7) the effect of the announcement of the proposed merger on the ability of DIRECTV and AT&T to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally. Discussions of additional risks and uncertainties are contained in DIRECTV's and AT&T's filings with the Securities and Exchange Commission. Neither DIRECTV nor AT&T is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise.  Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  This communication may be deemed to be solicitation material in respect of the proposed merger between DIRECTV and AT&T.  In connection with the proposed merger, AT&T intends to file a registration statement on Form S-4, containing a proxy statement/prospectus with the Securities and Exchange Commission ("SEC").  STOCKHOLDERS OF DIRECTV ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.  Investors and security holders will be able to obtain copies of the proxy statement/prospectus as well as other filings containing information about DIRECTV and AT&T, without charge, at the SEC's website, http://www.sec.gov.  Copies of documents filed with the SEC by DIRECTV will be made available free of charge on DIRECTV's website at http://www.directv.com.  Copies of documents filed with the SEC by AT&T will be made available free of charge on AT&T's website at http://www.att.com.

Participants in Solicitation

DIRECTV and its directors and executive officers, and AT&T and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of DIRECTV common stock in respect of the proposed merger. Information about the directors and executive officers of DIRECTV is set forth in the proxy statement for DIRECTV's 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 20, 2014. Information about the directors and executive officers of AT&T is set forth in the proxy statement for AT&T's 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 11, 2014. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed merger when it becomes available.